

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

Via E-mail
Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

Re: **General Finance Corporation**
Amendment No. 1 to Registration Statement on Form S-1
Filed April 26, 2013
File No. 333-187687

Dear Mr. Valenta:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1. You have omitted the amount of shares of Series C Preferred Stock that you intend to offer, including the amount subject to the over-allotment option. You may not rely on Securities Act Rule 430A to omit information concerning the amount of securities to be offered, or information that is dependent upon such information, such as the Capitalization information on page 33. See footnote 34 to Release No. 33-6714 (May 27, 1987). Please revise.

2. Given that you disclose the public offering price of $100 per share elsewhere in your prospectus, such as on page 9, and in the Underwriting Agreement, please include it on the prospectus cover page and in the Underwriting section. Additionally, given that you disclose the underwriting discount of $5.00 per share in the Underwriting Agreement, please disclose such information on the prospectus cover page and in the Underwriting section, and provide disclosure dependent on such information, such as proceeds to you,

on the prospectus cover page and throughout the prospectus, including the Use of Proceeds, Capitalization and Underwriting sections.

3. With respect to your dividend percentage rate, please disclose, on the prospectus cover page and in the Underwriting section, the method by which such rate will be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. Please also tell us the basis for why you believe it is appropriate to omit a bona fide estimate of such rate from the prospectus at the time of effectiveness.

Executive Compensation, page 84

Summary Compensation Table, page 84

4. We note that in footnote 4 you removed the references to the notes to your financial statements. Please include these references to the extent they are responsive to the disclosure required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. If you include these references, please reference the financial statements included in the registration statement instead of the financial statements included in your Form 10-K, which you have not incorporated by reference into the registration statement.

Underwriting, page 111

5. Please tell us why you added a reference to Northland Capital Markets. If you intend for the entity to be a principal underwriter, then please add it to the table of underwriters following the first paragraph in this section. See Item 508(a) of Regulation S-K.

Legal Opinion

6. Counsel's assumptions relating to 1) the approval of the issuance and sale of the Preferred Stock in part (ii) in the fifth paragraph and 2) the authorization of the definitive purchase, underwriting or similar agreement by the Company in part (v) in the sixth paragraph are too broad. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Christopher A. Wilson